EXHIBIT 99.6

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

October 31, 2006

The Board of Directors

Lone Star Steakhouse & Saloon, Inc.

224 East Douglas, Suite 700

Wichita, Kansas 67202

Gentlemen:

We have reviewed in detail the definitive proxy statement of Lone Star Steakhouse & Saloon, Inc. (the “Company”) that was filed with the Securities and Exchange Commission on October 23, 2006 (the “Proxy Statement”) with respect to the contemplated acquisition of the Company by affiliates of Lone Star Funds for $27.10 per share in cash.

Based on our review of the Proxy Statement and our own internal valuation analyses, we continue to believe that the merger consideration fails to adequately reflect the value of the Company, including its extensive real estate assets and upscale Sullivan’s and Del Frisco’s restaurant brands.

We question the judgment of the Board in approving the transaction without having first obtained an appraisal of the real estate holdings of the Company. We estimate that the value of the Company’s extensive real estate assets (including land and buildings) exceeds $400 million and believe that it is misleading for the Company to disclose on page 28 of the Proxy Statement that the actual market value of the Company’s owned real estate holdings could be “higher or lower” than such assets’ net book value of approximately $245 million. We also note that neither of the two financial advisors that opined as to the fairness of the proposed transaction made an independent appraisal or valuation of the Company’s real estate holdings or were furnished with an appraisal of such assets (as disclosed on pages 30 and 36 of the Proxy Statement), causing us to question the ultimate utility of the fairness opinions that have been rendered.

Furthermore, we question the thoroughness of the sale process, including the decision of the executive committee of the Board to only conduct a “targeted” market check of six potential purchasers, as opposed to a more thorough assessment of interest from a broad range of potential financial and strategic buyers. We also question the effectiveness of this “targeted” marketing process when the six potential purchasers were given less than a month’s time to review non-public information concerning the Company.1

It is our belief that it is unreasonable to expect a potential purchaser to complete its due diligence review of the Company in such a short time period. Our belief is supported by the fact that according to the Proxy Statement, before Lone Star Funds entered into a merger agreement with the Company, it conducted extensive due diligence over a nine month period which included several visits to the Company’s headquarters and the opportunity to make a number of follow-up due diligence information requests.2 It is therefore no surprise to us that once these potential purchasers had the sale process abruptly shut down on them in March 2006, none of them had an interest in further pursuing a transaction with the Company when contacted again in August 2006.

We recognize that the merger agreement entered into for the sale of the Company provides the Company and its Board of Directors with an ability to furnish non-public information regarding the Company to third parties prior to the date of the special meeting of stockholders. Unfortunately, this is also an ineffective means of obtaining a “market check” in light of the numerous limitations and preconditions that surround the granting of such information,3 the limited time period available to conduct due diligence and the fact that any offer that is ultimately made must be disclosed to, and can be topped by, Lone Star Funds — each of which acts as a significant disincentive for a third party to invest the time and resources to make a competing offer for the Company.

[1]

As disclosed on pages 21-22 of the Proxy Statement, between February 22 and March 11, 2006, the Company entered into confidentiality agreements with six potential purchasers and provided certain non-public information to them for their consideration. However, on March 20, 2006, the Company’s financial advisor advised the potential purchasers that the Company had decided to terminate the sale process, despite the fact that four of the potential purchasers had at that point expressed some level of interest in exploring a potential transaction.

[2]

According to the Proxy Statement, Lone Star Funds was provided with non-public information concerning the Company in early December 2005, and requested additional due diligence materials on December 27, 2005, January 9, 2006 and on March 3, 2006. Lone Star Funds was also given the opportunity to conduct due diligence at the offices of the Company on January 3-4, 2006, on January 10-11, 2006, on July 6, 2006 and on August 1-2, 2006.

[3]

According to Section 4.8 of the Merger Agreement, while the Company is prohibited from soliciting acquisition proposals from third parties, the Company may furnish non-public information to a third party if (a) a third party makes a written unsolicited acquisition proposal to acquire the Company (which must be based on publicly-available information), (b) the Board determines in good faith, after consultation with its outside legal counsel, that providing non-public information to the third party is necessary for the Board to comply with its fiduciary duties under applicable law, (c) the Company enters into a confidentiality agreement with the third party no less favorable than the confidentiality agreement entered into with Lone Star Funds and (d) the Company furnishes such information to Lone Star Funds to the extent such information was not previously provided. The Company is required to notify Lone Star Funds of all inquiries, proposals, offers or requests for information, specifying the terms and conditions thereof and the identity of the party making such inquiry, proposal, offer or request for information.

In light of the sale process that was conducted by the Board and the modest merger consideration being offered, please be advised that it is our intention to vote against the merger and that we may seek appraisal rights in connection with the transaction.

Sincerely,
/s/ James A. Mitarotonda

James A. Mitarotonda